April 15, 2024
SetApart FS
3344 Mentone, Ave
Los Angeles, CA 90034

We are providing this letter in connection with your audits of the financial statements for Sherpa Aircraft Group Inc., (the "Company"), which comprise the balance sheets as of December 31, 2023 (inception date), and the related statements of income, stockholders' equity, and cash flows, and the related notes to the financial statements (the "financial statements"), for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in accordance with accounting principles generally accepted in the United States of America (GAAP).

We confirm that we are responsible for the following:

a. The preparation and fair presentation in the financial statements of financial position, results of operations, and cash flows in accordance with GAAP.

b. The design, implementation, and maintenance of internal control:

- Relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

- To prevent and detect fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audits.

1. The financial statements referred to above are fairly presented in accordance with GAAP.

2. The Company has provided to you all relevant information and access as agreed in the terms of the audit engagement letter.

3. The Company has made available to you:

    a. All financial records and related data.

    b. All minutes of the meetings of stockholders, directors, and committees of directors or summaries of actions of recent meetings for which minutes have not yet been prepared.

4. There have been no communications with regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

5. The Company has disclosed to you the results of management's risk assessment, including the assessment of the risk that the financial statements may be materially misstated as a result of fraud.

6. We have no knowledge of any fraud or suspected fraud affecting the Company involving:

   a. Management.

   b. Employees who have significant roles in the Company's internal control.

   c. Others, where the fraud could have a material effect on the financial statements.

7. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.

8. Significant assumptions used by us in making accounting estimates are reasonable.

9. Note 8 to the financial statements discloses all of the facts (i.e., significant conditions and events and management plans) of which we are aware that are relevant to the Company's ability to continue as a going concern.

10. The Company has not completed the process of evaluating the impact that will result from adopting the FASB issued ASU No. 2016-02, *Leases (Topic 842)* as discussed in Note 2. The Company is therefore unable to disclose the impact that adopting the standards will have on its financial position, results of operations, and cash flows when such statement is adopted.

Except where otherwise stated below, immaterial matters less than $1,000 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to, or disclosure in, the financial statements.

11. There are no transactions that have not been properly recorded and reflected in the financial statements.

12. The Company has no plans or intentions that may affect the carrying value or classification of assets and liabilities.

13. Regarding related parties:

   a. We have disclosed to you the identity of the Company's related parties and all the related-party relationships and transactions of which we are aware.

   b. To the extent applicable, related parties and all the related-party relationships and transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees (written or oral) have been appropriately identified, properly accounted for, and disclosed in the financial statements.

14. In preparing the financial statements in accordance with GAAP, management uses estimates. All estimates have been disclosed in the financial statements for which known information available prior to the issuance of the financial statements indicates that both of the following criteria are met:

a. It is reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events.

b. The effect of the change would be material to the financial statements.

15. There are no:

a. Instances of identified or suspected noncompliance with laws or regulations whose effects should be considered when preparing the financial statements.

b. Known actual or possible litigation and claims whose effects should be considered when preparing the financial statements and that have not been disclosed to you and accounted for and disclosed in accordance with GAAP.

16. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged as collateral.

17. The Company has complied with all aspects of contractual agreements that may affect the financial statements.

18. Quantitative and qualitative information regarding the allowance for doubtful accounts has been properly disclosed in the financial statements.

19. Provision has been made to reduce excess or obsolete inventories to their estimated net realizable value. All inventories are the property of the Company and do not include any items consigned to it or any items billed to customers.

20. We have identified all uncertain tax positions, and the recognition and measurement of tax positions is in accordance with FASB ASC 740 and is based upon the facts, circumstances, and information available as of the reporting date. The disclosures related to the accounting for unrecognized tax benefits are complete and in accordance with FASB ASC 740.

21. We have disclosed to you all communications with tax authorities and/or communications with outside tax advisors.

22. The valuation allowance has been determined to be zero pursuant to the provisions of FASB ASC 740, *Income Taxes*

23. We believe that all expenditures that have been deferred to future periods are recoverable.

24. We are not aware of any "side agreements" with any companies that are inconsistent with the applicable sales agreement, the customer's purchase order, sales invoice, or any other documentation contained in the customer's file. For the purposes of this letter, a "side agreement" is any agreement, understanding, promise, or commitment, whether written (e.g., in the form of a letter or formal agreement or in the form of any exchange of physical or electronic communications) or oral, by or on behalf of the Company (or any subsidiary, director, employee, or agent of the Company) with a customer from whom revenue has been recognized that is not contained in the written purchase order from the customer or sales order confirmation and sales invoice of the Company delivered to or generated by the Company's Accounting and Finance Department. The definition of a side agreement is not limited by any particular subject matter. For purposes of example only, any agreement not

contained in the written purchase order from the customer or sales order and sales invoice of the Company that relates to return rights, acceptance rights, future pricing, payment terms, free consulting, free maintenance, or exchange rights would be a side agreement.

25. We believe revenues have been properly reported on a gross vs net basis in accordance with ASC 606.

26. We are not aware of any commitments or concessions to a customer regarding pricing or payment terms outside of the terms documented in the customer's agreements, invoices and/or sales orders.

27. With regard to the fair value measurements and disclosures of certain assets, liabilities, and specific components of equity:

   a. The measurement methods, including the related assumptions, used in determining fair value were appropriate, consistent with market participant assumptions where available without undue cost and effort, and were consistently applied in accordance with GAAP.

   b. The completeness and adequacy of the disclosures related to fair values are in accordance with GAAP.

   c. No events have occurred after December 31, 2023, but before April 15, 2024, the date the financial statements were issued that require adjustment to the fair value measurements and disclosures included in the financial statements.

28. We are not aware of any other unrecorded and outstanding loans or advances made to the Company.

29. Other than those described in notes to the financial statements, no events have occurred after December 31, 2023, but before April 15, 2024, the date the financial statements were issued that require consideration as adjustments to, or disclosures in, the financial statements.

DocuSigned by:

Scot Warren

B1C5528918AE41D...

Scot Warren, Chief Executive Officer